EXHIBIT 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Loss from continuing operations	$(27,837)	$(14,713)	$(52,822)	$(27,968)

Add (from continuing operations):
Interest on indebtedness (a)	36,915	36,429	73,781	74,234
Portion of rents representative of the interest factor	469	580	974	1,255

Earnings	$9,547	$22,296	$21,933	$47,521

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness (a)	$36,915	$36,429	$73,781	$74,234
Capitalized interest	3,329	4,268	7,276	8,170
Portion of rents representative of the interest factor	469	580	974	1,255

Fixed charges	40,713	41,277	82,031	83,659

Add:
Preferred stock dividend	2,372	2,800	4,751	5,600
Discount on preferred stock repurchases	(25)	—	(25)	—

Combined fixed charges and preferred stock dividend	$43,060	$44,077	$86,757	$89,259

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—
For the three months ended June 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $31.2 million and $33.5 million, respectively.
For the three months ended June 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $19.0 million and $21.8 million, respectively.
For the six months ended June 30, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $60.1 million and $64.8 million, respectively.
For the six months ended June 30, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $36.1 million and $41.7 million, respectively.

(a)	Interest on indebtedness for the three and six months ended June 30, 2010 is presented gross of the loss on debt extinguishment of $1.0 million. Interest on indebtedness for the three and six months ended June 30, 2009 is presented gross of the gain on debt extinguishment of $2.7 million and $9.8 million.